EXHIBIT (a)(5)(C)
Affiliated Computer Services, Inc.
February 9, 2006
To Our Shareholders:
      Affiliated Computer Services, Inc. is offering to purchase up to 55,500,000 shares of our Class A Common Stock from you, in each case at a price within the range of $56.00 to $63.00 per share, in cash less any applicable withholding taxes, without interest (the “Offer”).
      Holders of Class A Common Stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch” auction tender offer. This procedure allows you to select the price within the range of $56.00 and $63.00 per share at which you are willing to sell your shares to us. Our Class A Common Stock was trading on the NYSE at $56.24 per share as of the close of the market on January 25, 2006, the day before we announced the Offer. On February 8, 2006 the last full trading day before we commenced the Offer, our Class A Common Stock was trading at $62.47 on the NYSE at the close of the market.
      Based on the number of shares tendered and the prices specified by our shareholders, we will determine the lowest single per share price that will allow us to purchase up to 55,500,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of Class A Common Stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.
      Any shareholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the Offer, and purchased in the Offer will receive the net purchase price in cash, without interest, promptly after the expiration of the Offer.
      Our Board of Directors (other than our Chairman, Darwin Deason, who abstained), with the assistance of management and outside advisors, considered and approved the offer because it concluded that returning capital to the shareholders through the Offer is an effective means of providing value to the Company’s shareholders, and that increasing the Company’s indebtedness to fund the Offer is a prudent use of the Company’s financial resources. In particular, the Board of Directors believes the Offer will provide all shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. Conversely, the Offer also affords shareholders the option not to participate and, thereby, to increase their relative percentage interest in the Company and our future results. However, neither we nor the Board of Directors, the Dealer Manager, the Information Agent or the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers including our Chairman, Mr. Deason, have advised us that they do not intend to tender any shares pursuant to the Offer. You must make your own decision regarding whether to accept the Offer and, if so, how many shares to tender and at what price.
      The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the Offer. The instructions on how to tender shares are explained in detail in the accompanying materials.
      To validly tender your shares (other than any shares owned through the ACS Savings Plan (our 401(k) plan)) you must complete the Letter of Transmittal. Shareholders owning shares through the ACS Savings Plan will receive a separate packet of information entitled “Letter to Participants in the ACS Savings Plan” and must complete the Instructions to the Plan Trustee in order to tender their shares. Shareholders wishing to tender their shares who own shares both in the ACS Savings Plan and otherwise must complete both the Letter of Transmittal and Instructions to the Plan Trustee.
      The Offer will expire at 5:00 p.m., New York City time, on Friday, March 10, 2006, unless we extend the Offer. Questions and requests for assistance may be directed to Mellon Investor Services LLC, our Information Agent, and Citigroup Global Markets Inc., our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

/s/ MARK KING

Mark King
Chief Executive Officer

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